UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genesis Healthcare, Inc.

(formerly known as Skilled Healthcare Group, Inc.)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,457,136 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,457,136 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,457,136 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,068,849 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,068,849 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,068,849 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,450 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,450 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,450 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Real Estate Holdings III Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,320,837 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,320,837 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,837 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,457,136 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,457,136 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,457,136 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.), and amends and supplements the Schedule 13D previously filed by Onex Corporation and other reporting persons with the Securities and Exchange Commission (“SEC”) on September 24, 2012, as amended by Amendment No. 1 thereto filed by Onex Corporation and other reporting persons with the SEC on February 11, 2015 (collectively, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D, as set forth below.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following to the end of the seventh paragraph thereof:

Onex American Holdings II LLC owns all of the equity of Onex American Holdings GP LLC. Onex American Holdings II LLC is a Delaware limited liability company. Onex American Holdings II LLC’s principal business is to act as a holding company. The address and principal offices of Onex American Holdings II LLC is 421 Leader Street, Marion, Ohio 43302. Onex directly controls Onex American Holdings II LLC.

In addition, Schedules A, B, and C of the Schedule 13D are hereby amended, restated, and replaced in their entirety by Schedules A, B, and C attached hereto and incorporated by reference herein.

Item 4. Purpose of the Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Class B Common Stock of the Issuer (the “Stock”) for investment purposes and to influence control over the management of the Issuer. The Reporting Persons do not currently control the management of the Issuer nor do they intend to seek to influence control of the management of the Issuer. Each Reporting Person continuously evaluates its ownership of the Stock and the Issuer’s business and industry, and in connection therewith, has recently sold a number of shares of Stock in the open market. Depending on the market price of the Issuer’s Class A Common Stock, general market and economic conditions, and other factors that each Reporting Person may deem material or relevant to its investment decision, such Reporting Person will continue to evaluate further the potential sale of all or a portion of the remaining Stock of the Company it now or hereafter owns.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Amount beneficially owned:

Onex Corporation	14,457,136	(1)
Onex Partners LP (“OPLP”)	11,068,849	(2)
Onex US Principals LP (“USLP”)	67,450	(3)
Onex Real Estate Holdings III Inc. (“OREH”)	3,320,837	(4)
Gerald W. Schwartz	14,457,136	(5)

(1)	Onex may be deemed to own beneficially the shares of Class A Common Stock directly owned by (a) OPLP, through its ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of OPLP, (b) USLP, through its ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of USLP and (c) OREH, through its ownership of all of the common stock of OREH. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(2)	Represents shares directly owned by OPLP. All of the shares directly owned by OPLP are reported as beneficially owned by each of OPLP, Onex and Gerald W. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OPLP.

(3)	Represents shares directly owned by USLP. All of the shares directly owned by USLP are reported as beneficially owned by each of USLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by USLP.
(4)	Represents shares directly owned by OREH. All of the shares directly owned by OREH are reported as beneficially owned by each of OREH, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OREH.
(5)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, also indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as a result, may be deemed to beneficially own all shares in the Issuer reported as beneficially owned by Onex Corporation (see footnote 1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Percent of class (based on 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017 and assuming conversion of the Reporting Persons’ Class B Common Stock into Class A Common Stock):

Onex Corporation	15.8%
Onex Partners LP	12.5%
Onex US Principals LP	0.1%
Onex Real Estate Holdings III Inc.	4.1%
Gerald W. Schwartz	15.8%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(ii) Shared power to vote or to direct the vote(1):
Onex Corporation	14,457,136
Onex Partners LP	11,068,849
Onex US Principals LP	67,450
Onex Real Estate Holdings III Inc.	3,320,837
Gerald W. Schwartz	14,457,136
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	14,457,136
Onex Partners LP	11,068,849
Onex US Principals LP	67,450
Onex Real Estate Holdings III Inc.	3,320,837
Gerald W. Schwartz	14,457,136

(1)	The shares beneficially owned by Onex, OPLP, USLP, OREH and Mr. Schwartz represent 9.4%, 7.2%, 0.04%, 2.1% and 9.4%, respectively, of the aggregate voting power of the outstanding shares of the Issuer (based on an aggregate of 154,532,140 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

Set forth below are all transactions (each of which were effected by a broker in open market transactions) of the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Schedule 13D (as amended by this Amendment No. 2) during the past 60 days in shares of the Issuer’s Class B Common Stock (no such transactions were effected in shares of the Issuer’s Class A Common Stock). However, each share of Class B Common Stock is automatically convertible into one share of Class A Common Stock upon transfer to a third party.

Reporting Person	Date of Transaction	No. of shares of Class B Common Stock sold	Price per share
Onex Partners LP	5/16/17 5/17/17 5/18/17 5/19/17	2,603 13,608 188,509 19,983	$ $ $ $	2.27 2.22 2.26 2.22
Onex US Principals LP	5/16/17 5/17/17 5/18/17 5/19/17	16 83 1,149 122	$ $ $ $	2.27 2.22 2.26 2.22
Onex Real Estate Holdings III Inc.	5/16/17 5/17/17 5/18/17 5/19/17	781 4,083 56,555 5,995	$ $ $ $	2.27 2.22 2.26 2.22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 25, 2017

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Managing Director, General Counsel and Secretary

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX REAL ESTATE HOLDINGS III INC.

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President and Secretary

GERALD W. SCHWARTZ

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly

Title:    Attorney-in-fact for Gerald W. Schwartz, pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

Schedule A

Directors and Executive Officers of Onex Corporation (“Onex”)

The name, business address and present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule A are Canadian citizens, except as specifically indicated below. All occupation or employment positions are with Onex, except as specifically indicated below.

Name	Business Address	Present Principal Occupation or Employment
Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director

Ewout R. Heersink	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Senior Managing Director

Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Senior Managing Director

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Senior Managing Director

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director, General Counsel and Secretary

William A. Etherington	118 Yorkville Avenue Suite 701 Toronto, Ontario Canada M5R 1H5	Director; Corporate Director

John B. McCoy (U.S. Citizen)	6767 North Ocean Blvd., #15 Ocean Ridge, Florida USA 33435	Director; Retired

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chief Financial Officer

Name	Business Address	Present Principal Occupation or Employment
Daniel C. Casey	Creson Corporation 170 Merton Street Toronto, Ontario Canada M4S 1A1	Director; Chairman, Chief Executive Officer and President of Creson Corporation, an Ontario real estate company

David J. Mansell	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Serge Gouin	740 Pratt Avenue Outremont, Quebec Canada H2V 2T6	Director; Retired

Konstantin Gilis	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

J. Robert S. Prichard, O.C.	Torys LLP 79 Wellington Street West, Suite 3000 Toronto, Ontario Canada M5K 1N2	Director; Chairman of Torys LLP

Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director; President of Shelter Canadian Properties Limited

Heather M. Reisman	Indigo Books & Music Inc. 468 King St. W. Suite 500 Toronto, Ontario M5V 1L8	Director; Chair and Chief Executive Officer of Indigo Books & Music Inc.

Peter C. Godsoe	Scotia Plaza, Suite 3005 40 King Street West Toronto, Ontario Canada M5H 1H1	Director; Corporate Director

Mitchell Goldhar	700 Applewood Crescent Vaughan, Ontario Canada L4K 5X3	Director; Chairman of SmartREIT; President and Chief Executive Officer of Penguin Investments Inc.

Arianna Huffington (U.S. Citizen)	158 Mercer Street #6M New York, New York USA 10012	Director, Chief Executive Officer of Thrive Global

Tawfiq Popatia	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Name	Business Address	Present Principal Occupation or Employment
David Copeland	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director – Tax

Manish K. Srivastava	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Emma Thompson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director – Investor Relations

Schedule B

Directors and Executive Officers of Onex Partners GP Inc. (“Partners GP”)

The name, business address and present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule B are United States citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation
Joshua Hausman	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Managing Director of Onex Investment Corp.

Robert M. LeBlanc	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and President; Senior Managing Director of Onex Investment Corp.

Matthew Ross	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Vice President, Managing Director of Onex Investment Corp.

David Copeland (Canadian Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director – Tax of Onex Corporation

Schedule C

Directors and Executive Officers of Onex Real Estate Holdings III Inc. (“OREH”)

The name, business address and present principal occupation of each director and executive officer of OREH are set forth below. All executive officers and directors listed on this Schedule C are Canadian citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation
Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Vice President; Senior Managing Director of Onex Corporation

Robert M. LeBlanc (U. S. Citizen)	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Senior Managing Director of Onex Investment Corp.

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and President; Chief Financial Officer of Onex Corporation

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President and Secretary; Managing Director, General Counsel and Secretary of Onex Corporation

Ewout R. Heersink	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Senior Managing Director of Onex Corporation

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Senior Managing Director of Onex Corporation

David Copeland	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director – Tax of Onex Corporation